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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated October 30, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

INTERIM REPORT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

• Export credits and municipal loans increase volumes
• Volume of new business Skr 13.0 billion
• Lower cost of funding after change in ownership
• Return on equity 13.3 percent

BUSINESS ACTIVITIES

Market

        Despite weak demand in many markets, the volume of SEK's new customer-related financial transactions increased to Skr 13.0 billion (11.4). The increase was related to export credits and credits to municipalities. Export credits represented Skr 4.7 billion (0.9) and included, i.a., a credit granted for part of the financing of a Mexican deal for Volvo and a credit granted in connection to exports from Ericsson to Algeria, both provided under the recently improved CIRR-system. Credits to municipalities represented Skr 3.0 billion (1.6). Other direct lending to customers amounted to Skr 3.4 billion (6.2). Such direct lending included, in addition to lending to Nordic corporations, i.a., a participation in the first ever project financing of a highway in Norway and credits to the Baltic region, where also several advisory assignments have been achieved.

Borrowings

        SEK has experienced lower cost of funding after the change in ownership.

        New long-term borrowings during the period amounted to Skr 42.0 billion (34.9). A number of structured bonds have been issued in the Japanese as well as in the U.S. and in the European markets.

        In connection with the change in ownership SEK issued USD 200 million of Hybrid Capital at advantageous terms. The coupon was the lowest that any issuer has ever obtained for an issue of such character.

        In October, SEK issued further USD 150 million of Hybrid Capital, to replace USD 150 million of outstanding Hybrid Capital.

INCOME STATEMENT

Results

        Operating profit amounted to Skr 463.6 million (506.1). The decrease in profit compared with the same period in the previous year was due mainly to the interest cost of the Hybrid Capital and the effect of the increased dividend, both related to the change in ownership, as well as an increase in administrative expenses.

        Administrative expenses amounted to Skr 139.5 million (124.6). The increase was related to higher personnel expenses, which mirrors the widening of the business activities, which was established already in the year 2002, as well as the IT-project, aiming at replacing SEK's business system.

        Commissions earned amounted to Skr 8.8 million (14.0). The decrease was due mainly to lower demand for commission-generating business.

        No credit losses have been made.

Margins

        Net interest earnings were Skr 575.9 million (610.2). The contribution to net interest earnings from debt-financed assets was Skr 338.9 million (360.6). The underlying average volume of such debt-financed assets was Skr 111.7 billion (112.5), with an average margin of 0.40 percent p.a. (0.43). The decline was due to the interest cost of the Hybrid Capital raised in connection with the change in ownership. The contribution to net interest earnings from the investment portfolio, which mainly represents the investment of SEK's equity, was Skr 237.0 million (249.6). The decrease was due mainly to the dividend and the resulting decrease in equity.

Return on Equity

        The annualized return on equity was 18.4 percent (19.6) before taxes, and 13.3 percent (14.1) after taxes, respectively.

BALANCE SHEET

Assets

        At period-end, SEK's total assets amounted to Skr140.6 billion (y-e: 132.5). If the currency exchange rates of the previous year-end had been unchanged, total assets would have been approximately Skr 8.5 billion higher.

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at period-end was Skr 73.7 billion (y-e: 77.3), of which Skr 59.8 billion (y-e: 65.5) represented credits outstanding. Simultaneously, the aggregate amount of outstanding offers for new credits at period-end decreased to Skr 21.1 billion (y-e: 59.7). The decrease was related to a few large offers.

Liquidity

        At period-end, the liquidity portfolio amounted to Skr 68.7 billion (y-e: 58.9).

        SEK continues to have a high level of liquid assets and a low funding risk. At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Counterparty Risk Exposures and Capital Adequacy Ratio

        There have been no major shifts in the break-down of SEK's counterparty risk exposures. Of the total counterparty risk exposures, 25 percent (y-e: 27) were against highly rated OECD states; 58 percent (y-e: 56) were against banks, mortgage institutions and other financial institutions; and 17 percent (y-e: 17) were against municipalities, corporations and others.

        SEK's capital adequacy ratio is well above the minimum required by law. SEK's adjusted total capital adequacy ratio at period-end was 19.4 percent (y-e: 18.8), of which 11.4 percent (y-e: 13.7) represented adjusted Tier-1. The decrease in the Tier-1-ratio was due to the substitution of equity for Hybrid Capital in connection with the change in ownership. At period-end, SEK had Skr 2,253 million in outstanding Tier-1-eligible Hybrid Capital that was not included in the Tier-1-capital base. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 17.6 percent (y-e: 17.0), of which 9.7 percent (y-e: 11.9) represented Tier-1.

CHANGE IN OWNERSHIP

        On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK. After the change in ownership Moody's has upgraded SEK's senior debt rating to Aa1 (from Aa2) and Standard & Poor's has changed its outlook for SEK's senior debt rating (AA+) to stable (from negative). In connection with the change in ownership a total dividend of Skr 1,240 million was paid out. Simultaneously, SEK increased its outstanding Hybrid Capital (which is Tier-1-Eligible) by USD 150 million in order to retain the risk capital base at an approximately unchanged level.

Stockholm, October 29, 2003
 AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

        Further information may be obtained from Peter Yngwe, President, or Sven-Olof Söderlund, Executive Director, on telephone no. (46) 8-613 83 00. (See also SEK's website www.sek.se.)

Auditors' Review Report

        We have reviewed the interim report for the nine-month period ended September 30, 2003, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, October 29, 2003

Gunnar Abrahamson	Staffan Kjellström	Caj Nackstad
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
(Appointed by the Swedish Financial Supervisory Authority)

        SEK is wholly-owned by the Kingdom of Sweden. SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating from Standard & Poor's is AA+ and from Moody's is Aa1.

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in million) (* 1 USD = 7.6625 Skr)	September 30, 2003 USD*	September 30, 2003 Skr	September 30, 2002 Skr	December 31, 2002 Skr
Earnings
Operating profit	61	463.6	506.1	664.4
Net profit for the period	43	330.0	363.8	479.7
Pre-tax return on equity	18.4%	18.4%	19.6%	19.5%
After-tax return on equity	13.3%	13.3%	14.1%	14.0%
Lending operations
Customer-related financial transactions	1,694	12,983	11,441	17,923
of which offers for new credits accepted by borrowers	1,449	11,104	8,668	13,365
of which new syndicated customer transactions	245	1,879	2,773	4,558
Credits, outstanding and undisbursed (old format)	9,622	73,726	78,936	77,319
Credits, outstanding and undisbursed (new format)	7,471	57,245	57,906	50,870
Borrowing operations
New long-term borrowings	5,115	41,970	34,945	44,926
Outstanding senior debt	15,408	118,065	109,579	112,614
Outstanding subordinated debt	408	3,128	4,169	2,225
Total assets	18,351	140,611	134,329	132,538
Capital
Capital adequacy ratio	17.6%	17.6%	17.0%	17.0%
Adjusted capital adequacy ratio	19.4%	19.4%	18.8%	18.8%

The definitions of the Financial Highlights are included in SEK's 2002 Annual Report (Note 32).

INCOME STATEMENTS

SEK (exclusive of the S-system)	January-September, 2003		January-September, 2002		January-December, 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	3,324.4	3,328.6	3,717.5	3,721.6	4,838.4	4,843.8
Interest expenses	-2,748.5	-2,748.5	-3,107.3	-3,107.3	-4,040.2	-4,040.2

Net interest revenues	575.9	580.1	610.2	614.3	798.2	803.6
Commissions earned	8.8	6.1	14.0	11.4	18.5	14.0
Commissions incurred	-9.8	-9.8	-4.8	-4.8	-6.5	-6.5
Remuneration from the S-system	26.5	26.5	25.9	25.9	33.0	33.0
Net results of financial transactions	6.4	6.5	-0.5	-0.5	-0.7	-0.7
Other operating income	5.9	7.1	0.4	0.4	0.9	1.8
Administrative expenses	-139.5	-141.6	-124.6	-127.1	-166.4	-170.4
Depreciations of non-financial assets	-10.0	-8.6	-5.6	-3.8	-7.5	-5.4
Other operating expenses	-0.6	0.1	-8.9	-8.3	-5.1	-4.3

Operating profit	463.6	466.4	506.1	507.5	664.4	665.1
Changes in untaxed reserves	n.a.	0.0	n.a	0.0	n.a.	15.0
Taxes (Note 1)	-130.6	-130.6	-142.3	-142.1	-184.7	-188.5

Net profit for the period	333.0	335.8	363.8	365.4	479.7	491.6
Earnings per share, Skr (Note 5)	336		367		485

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	January-September, 2003	January-September, 2002	January-December, 2002
Interest revenues	338.8	459.8	592.5
Interest expenses	-412.2	-567.4	-786.4

Net interest expenses	-73.4	-107.6	-193.9
Remuneration to SEK	-26.5	-25.9	-33.0
Foreign exchange effects	9.4	2.6	2.6
Reimbursement from the State	90.5	130.9	224.3

Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)
Consolidated Group (Skr million)	July-September, 2003	April-June, 2003	January-March, 2003	July-September, 2002	April-June, 2002	January-March, 2002
Interest revenues	1,124.5	1,064.3	1,135.6	1,226.0	1,208.0	1,283.5
Interest expenses	-941.9	-873.9	-932.7	-1,024.7	-1,009.5	-1,073.1

Net interest revenues	182.6	190.4	202.9	201.3	198.5	210.4
Operating revenues	14.8	12.5	13.9	10.3	18.1	11.9
Operating expenses	-57.6	-48.4	-47.6	-50.1	-52.2	-42.1

Operating profit	139.8	154.5	169.2	161.5	164.4	180.2
Taxes	-39.4	-43.5	-47.7	-45.5	-46.2	-50.6

Net profit for the period	100.4	111.0	121.5	116.0	118.2	129.6

BALANCE SHEETS

	September 30, 2003			December 31, 2002
(Skr million)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	4,650.5	4,650.5	56.9	6,008.5	6,008.5	75.3
Of which current assets	3,819.9	3,819.9	56.9	(5,031.2)	(5,031.2)	(75.3)
Of which fixed assets	830.6	830.6	—	(977.3)	(977.3)	—
Credits to credit institutions (Note 3)	19,101.8	19,090.7	4,912.1	12,984.7	12,973.6	6,537.5
Credits to the public (Note 3)	24,423.0	24,423.0	4,094.3	26,048.2	26,048.2	4,964.2
Other interest-bearing securities	80,296.5	80,296.5	—	79,393.7	79,393.7	—
Of which current assets	51,466.6	51,466.6	—	(49,001.9)	(49,001.9)	—
Of which fixed assets	28,829.9	28,829.9	—	(30,391.8)	(30,391.8)	—
Of which credits (Note 2)	28,415.6	28,415.6	—	(29,912.1)	(29,912.1)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	195.6	78.8	—	178.0	59.8	—
Other assets	8,426.5	8,498.5	132.2	4,526.0	4,593.6	160.9
Prepaid expenses and accrued revenues	3,516.9	3,516.6	99.9	3,399.4	3,399.2	139.9

Total assets (Note 4)	140,610.9	140,668.2	9,295.4	132,538.5	132,590.1	11,877.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	2,080.9	2,081.0	6.7	611.9	611.9	8.6
Borrowing from the public	74.8	74.8	0.0	33.4	33.4	0.0
Senior securities issued	115,909.1	115,909.1	550.6	111,968.3	111,968.3	3,170.1
Other liabilities	12,791.3	12,824.6	93.6	10,547.8	10,578.3	65.0
Lending/(borrowing) between SEK and the S-system	—	—	8,324.0	—	—	8,393.0
Accrued expenses and prepaid revenues	3,370.4	3,370.1	320.6	2,988.8	2,988.4	241.1
Allocations	399.0	18.2	—	399.0	18.2	—
Subordinated securities issued	3,127.6	3,127.6	—	2,224.6	2,224.6	—

Total liabilities and allocations	137,753.1	137,405.3	9,295.4	128,773.8	128,423.1	11,877.8
Untaxed reserves	n.a.	1,360.0	—	n.a.	1,360.0	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,119.4	140.0	—	1,132.7	140.0	—

Total non-distributable capital	2,109.4	1,130.0	—	2,122.7	1,130.0	—
Profit carried forward	415.3	437.1	—	1,162.3	1,185.4	—
Net profit for the period	333.0	335.8	—	479.7	491.6	—

Total distributable capital	748.3	772.9	—	1,642.0	1,677.0	—

Total shareholders' funds	2,857.7	1,902.9	—	3,764.7	2,807.0	—

Total liabilities, allocations and shareholders' funds	140,610.9	140,668.2	9,295.4	132,538.5	132,590.1	11,877.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	124.7	124.7	—	329.6	329.6	—
COMMITMENTS
Committed undisbursed credits	14,629.9	14,629.9	10,731.8	11,848.6	11,848.6	10,124.1

Specification of Change in Shareholders' Funds
Consolidated Group
(Skr million)	January-September, 2003	January-September, 2002
Opening balance of shareholders' funds	3,764.7	3,645.4
Dividend paid	-1,240.0	-360.4
Net profit for the period	333.0	363.8

Closing balance of shareholders' funds	2,857.7	3,648.8

STATEMENTS OF CASH FLOWS, SUMMARY

	January-September, 2003		January-September, 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-5,086.5	-5,086.6	14,674.5	14,684.4
Net cash (used in)/provided by investing activities	-27.6	-27.7	-23.2	-33.1
Net cash (used in)/provided by financing activities	5,114.1	5,114.3	-14,651.3	-14,651.3
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

The statements of cash-flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation No. 7—Accounting Recommendation for Cash Flows.

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.

(Amounts in Skr million)

I.     Capital requirement

	Consolidated Group						Parent Company
	September 30, 2003			December 31, 2002			September 30, 2003			December 31, 2002
	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	140,611	30,693	2,456	132,538	30,447	2,436	140,668	30,759	2,461	132,590	30,510	2,441
Off-balance sheet items	19,013	3,287	263	16,231	2,979	238	19,013	3,287	263	16,231	2,979	238
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	159,624	33,980	2,719	148,769	33,426	2,674	159,681	34,046	2,724	148,821	33,489	2,679
Breakdown by category:
A. Riskweight 0%	56,430	—	—	51,078	—	—	56,430	—	—	51,067	—	—
B. Riskweight 20%	77,866	15,574	1,246	70,346	14,069	1,126	77,855	15,571	1,245	70,346	14,069	1,126
C. Riskweight 50%	2,073	1,036	83	2,481	1,241	99	2,073	1,036	83	2,481	1,241	99
D. Riskweight 100%	16,339	16,339	1,307	17,031	17,031	1,362	16,408	16,408	1,313	17,094	17,094	1,367
E. Market exposures	6,916	1,031	83	7,833	1,085	87	6,916	1,031	83	7,833	1,085	87

Total	159,624	33,980	2,719	148,769	33,426	2,674	159,681	34,046	2,724	148,821	33,489	2,679

II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	09/2003	12/2002	09/2003	12/2002		09/2003	12/2002	09/2003	12/2002
Tier-1 capital	3,287	3,963	3,315	3,987	Total	17.6%	17.0%	17.6%	17.0%
Tier-2 capital	2,699	1,708	2,695	1,705	Of which:
Of which:					Tier-1 ratio	9.7%	11.9%	9.7%	11.9%
Upper Tier-2	2,253	1,248	2,249	1,245	Tier-2 ratio	7.9%	5.1%	7.9%	5.1%
Lower Tier-2	446	460	446	460	Of which:
Total	5,986	5,671	6,010	5,692	Upper Tier-2 ratio	6.6%	3.7%	6.6%	3.7%
					Lower Tier-2 ratio	1.3%	1.4%	1.3%	1.4%
Adjusted Tier-1 capital	3,887	4,563	3,915	4,587	Adjusted Total	19.4%	18.8%	19.4%	18.8%
Adjusted Total	6,586	6,271	6,610	6,292	Of which: Adj. Tier-1 ratio	11.4%	13.7%	11.5%	13.7%

IV.    Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

							Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
September 30, 2003	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	103,164	6,415	3,056	3,359	3,855	1,565	1,033	1,266	2,866	1,621
Interest rate related contracts	106,082	1,987	1,594	393	5,795	505	15	2,748	842	402
Equity related contracts	30,101	3,105	787	2,318	987	773	393	555	11	7
Commodity related contracts, etc	832	66	0	66	171	33	—	—	—	—

Total derivative contracts	240,179	11,573	5,437	6,136	10,808	2,876	1,441	4,569	3,719	2,030
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	125	125	—	125	—	—
Undisbursed credits	14,630	7,315	—	7,315	—	411

Total	254,934	19,013	5,437	13,576	10,808	3,287
December 31, 2002
Derivative financial contracts:
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	330	330	—	330	—	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979

(A)
Net profit for the nine-month period ended September 30, 2003, has been included in the capital base.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES
(Skr billion)

Consolidated Group and Parent Company:	Total				Credits & Interest bearing securities				Derivatives, Undisbursed credits, etc.
	September 30, 2003		December 31, 2002		September 30, 2003		December 31, 2002		September 30, 2003		December 31, 2002
Classified by type of counterparty
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	36.6	25	37.8	27	30.7	24	32.5	26	6.0	31	5.3	33
Municipalities	8.2	6	5.8	4	8.0	6	5.7	5	0.2	1	0.1	1
Mortgage institutions	4.1	3	4.2	3	4.1	3	4.2	3	—	—	—	—
Banks	51.0	34	47.0	33	43.5	34	41.8	34	7.4	39	5.2	32
Other credit institutions	31.0	21	27.9	20	25.9	20	22.6	18	5.1	27	5.3	33
Corporations and others	16.3	11	17.7	13	16.0	13	17.5	14	0.3	2	0.2	1

Total	147.2	100	140.4	100	128.2	100	124.3	100	19.0	100	16.1	100

NOTES

        Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2002 have been applied unchanged. A number of accounting recommendations from the Swedish Financial Accounting Standards Council have been introduced as of the year 2003. SEK has applied these recommendations. These have not had any material effect on this interim report.

        Note 1.    Reported amounts of taxes for the nine-month period ended September 30 represent profits before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

        Note 2.    Represents credits granted against documentation in the form of interest-bearing securities.

        Note 3.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 33.5 million (y-e: 64.3). The principal amount not past due on such credits was Skr 367.7 million (y-e: 622.1). All past-due credits were covered by adequate guarantees.

        Note 4.    The amount of total assets at period-end, Skr 140.6 billion, was approximately Skr 8.5 billion lower than it would have been if the currency exchange rates as of December 31, 2002, had been unchanged.

        Note 5.    Earnings per share: Net profit for the period divided by the number of shares.

        References herein to "Skr" mean Swedish kronor.
        The exchange rate on September 30, 2003, was Swedish kronor 7.6625 to the US dollar (September 30, 2002: 9.2825; December 31, 2002: 8.825).
        Amounts stated herein relate to September 30 or December 31, in the case of positions, and the nine-month period ended September 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
        Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.
        References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address	Street address	Telephone	Telefax	Org. No. 556084-0315
Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No. SE663000133401
SE-103 27 Stockholm	Internet	E-mail	Telex	Registered office
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm, Sweden
SEKXSESS

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 2003

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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INTERIM REPORT FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
SIGNATURE